FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of December 29, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Extraordinary General Meeting of Shareholders of Pixelplus Co., Ltd.

We would like to inform our shareholders that the Extraordinary General Meeting of Shareholders (the “Meeting”) of Pixelplus Co., Ltd. (the “Company”) was convened at 10 a.m. on December 27, 2006 (Seoul time) pursuant to Article 18 of the Articles of Incorporation of the Company and Article 354 of the Korean Commercial Code. Mr. Seo-Kyu Lee, President, Chief Executive Officer, and Representative Director of the Company and chairman for the Meeting, declared that the Meeting was duly constituted, and proposed a shareholders’ resolution with respect to the grant of stock options to certain employees of the Company in the total number of 60,000 shares at an exercise price of 6,500 Korean won in accordance with Korean law. The shareholders approved this resolution. Besides that resolution, no other matters or agenda items were proposed requiring resolution.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

December 29, 2006